Form CRS – Relationship Summary
North Capital Private Securities Corporation – 05/27/2023

Introduction

North Capital Private Securities Corporation (NCPS) is a broker-dealer registered with the U.S. Securities and Exchange Commission. NCPS is a member of FINRA and SIPC. This Form CRS contains important information about NCPS's services, fees and costs, conflicts of interest, standard of conduct, and disciplinary history. Brokerage and investment advisory services differ, and that it is important for you to understand these differences. NCPS is not an investment advisor and does not provide investment advisory services, portfolio management, or advice or recommendations, including about your overall investment portfolio or the types of account(s) you should have. Our brokerage business is narrowly focused on the sale of securities issued by the companies that we represent and secondary transactions in exempt and certain registered securities. NCPS is typically an issuer's agent, which means that unless we have a written agreement with you to the contrary, we are not your agent; we do not give advice or make recommendations, including about specific securities, types of securities or investment strategies involving securities. To the extent that a call to action is deemed to be a recommendation under U.S. law or regulation, you should be aware that our interests are inherently conflicted with your interests and you should seek advice from an investment advisor or a broker who will act as your agent. Free and simple tools are available to research firms and financial professionals at https://www.investor.gov/CRS, which also provides educational materials about broker-dealers, investment advisers, and investing.

What Investment Services And Advice Can You Provide Me?

Description of Services: We offer agency brokerage services, including executing transactions in private placements and other exempt offerings under Reg A+, Reg D, and Reg S, public REITS and mutual funds, to issuers we represent. We do not offer investment advice or recommendations. Limitations to these offerings include: they are illiquid, speculative, and high risk; they may not be suitable for you; the required minimum investment may be high; most offerings are only be available to accredited investors; fees and expenses are higher than other investments. Other risks are described further in our Offering Disclosure and in the offering materials for each investment. You can obtain an investment's offering materials by directly contacting the issuer or by calling us at (888) 625 7768. A particular risk to our business model is that we do not offer a diversified menu of private investments; we narrowly focus on offering securities of issuers for which we serve as managing dealer or placement agent, and the scope of our product offering is therefore limited compared to a broker that offers you recommendations or advice.

NCPS also serves as executing agent to buyers and sellers in connection with self-directed secondary market trades of private and other exempt securities. These trades may be facilitated in the over-the-counter market or an alternative trading system (ATS), including PPEX ATS, a SEC-registered ATS operated by NCPS. Limitations of the ATS include: we select the securities for listing on the ATS; securities you own or wish to buy may not be eligible for the ATS; buyers and sellers determine whether there is liquidity in a particular issue and its market price (if any); you might not be qualified to transact on the ATS; you must transact through a broker-dealer or other qualified member, which can be NCPS or another broker-dealer or other qualified member. Refer to the PPEX ATS User Manual for a discussion of ATS procedures. Refer to Private Secondary Transactions Risks and Disclosures for prospective buyers and prospective sellers for additional secondary transactions risks and disclosures. If you are such a buyer or seller, contact your broker-dealer or other qualified member to request a copy of the terms and conditions of your trade.

We custody cash and certain assets for investors. Limitations on custody include: we do not give buy, sell, or hold recommendations on custodied assets and we do not monitor the performance of custodial accounts or any investments; we do not require a minimum account balance, but some of the investment products held by us might require minimum holding amounts; we do not custody public securities except for mutual funds and certain non-traded public issues; we charge fixed transaction fees and/or flat account fees and/or asset-based fees that could be significant as a percentage of the account balance. If you are a custody client, your custody account agreement sets forth the applicable terms and conditions. Contact us at (888) 625 7768 to request a copy of your custody agreement.

NCPS serves as the distributer of an affiliated money market mutual fund, the North Capital Money Market Fund (NCGXX). NCPS's affiliate, North Capital, Inc., serves as the investment adviser to the fund. See the Prospectus and Statement of Additional Information for more information. We offer the North Capital Money Market Fund (NCGXX) to custody customers through our Purchase Money Market Fund Program (Purchase MMF Program).

Additional information about NCPS's services can be found at www.northcapital.com and by contacting us at info@northcapital.com or call (888) 625 7768.

Conversation Starters: *Ask your financial professional=>Given my financial situation, should I choose a brokerage service? Why or why not? How will you choose investments to recommend to me? What is your relevant experience, including your licenses, education and other qualifications? What do these qualifications mean?*

What Fees Will I Pay?

Description of Principal Fees and Costs: You will pay us fees and costs directly or indirectly through the issuer or its sponsor (or their affiliates) that has retained us or the broker-dealer or other qualified member transacting on PPEX ATS. Fees vary depending on the issuer, type of security, number and size of transactions, account balance, and nature of services. Such fees will include certain transaction-based fees in connection with investing in a private placement or other exempt offering or participating in a secondary market trade. Typically, such transaction-based fees are calculated based on a percentage of the overall transaction amount. You may pay us fees as an investor in the North Capital Money Market Fund (NCGXX). Costs may include, as applicable, those associated with (i) payment processing, such as Automated Clearing House (ACH), wire and credit card fees and chargebacks, (ii) due diligence, such as investor identity and verification fees and expenses, (iii) if NCPS facilitates escrow services in connection with an offering, escrow account set-up and administration fees and expenses, and (iv) if NCPS provides custody services, custody account set-up and administration fees and expenses. Read our Fee Disclosure about fees and costs.

You will pay fees and costs whether you make or lose money on your investments. Fees and costs will reduce any amount of money you make on your investments over time. Please make sure you understand what fees and costs you are paying.

For transactions in private placements and other exempt offerings, review the Fees and Expenses section of our Offering Disclosure and the offering materials for each offering for a discussion of fees and costs. You can obtain an investment's offering materials by directly contacting the issuer or by calling us at (888) 625 7768. For secondary transactions, contact your broker-dealer or other qualified member to request a copy of the terms and conditions of your trade, including fees and costs. For investments in the North Capital Money Market Fund (NCGXX), see the Prospectus and Statement of Additional Information for more information. If applicable, for information about our fees and expenses in connection with payment processing, due diligence, escrow services and custody services fees and expenses, refer to your customer agreement or contact us at info@northcapital.com or call (888) 625 7768 for additional information.

> *Conversation Starters: Ask your financial professional=>Help me understand how these fees and costs might affect my investments. If I give you $10,000 to invest, how much will go to fees and costs, and how much will be invested for me?*

What Are Your Legal Obligations To Me When Providing Recommendations? How Else Does Your Firm Make Money, and What Conflicts Of Interest Do You Have?

Standard of Conduct: We do not provide advice or recommendations about securities, investment strategies, or investment accounts. If you seek such advice, you should establish a relationship with an investment advisor or broker to serve as your agent. If a call to action were deemed to be a recommendation under U.S. law or regulations, then we would be subject to Regulation BI and we would be required to act in your best interest and not put our interest ahead of yours. The way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they could affect your investment results.

Here are some examples to help you understand what this means:

- We are an issuer's agent and receive payments for selling their securities; we have a salesman's stake and are not your agent; we have an incentive to sell you securities from which we stand to profit most.
- We receive compensation based on the number and size of transactions; this creates an incentive for us to transact with you more often and in greater size, whether or not the transactions are in your best interest.
- Certain securities pay brokers higher fees than others; this creates an incentive for us to sell you securities on which we receive higher fees.
- Since an affiliate of NCPS is entitled to receive fees and expense reimbursements for managing the North Capital Money Market Fund (NCGXX), this creates an incentive for us to direct investment in this fund.

In addition, certain personnel affiliated with an issuer or its sponsor or their affiliates (including personnel who may be an officer or a director) may also be affiliated registered representatives of NCPS. These registered representatives are typically not involved in any securities-related business other than the offerings of their employer. This arrangement creates inherent conflicts of interest because such personnel may gain financially from your investment, directly through commission payments or indirectly by receiving compensation from the issuer or its sponsor or their affiliates.

Additional Information: You can find more information about our conflicts of interest and how we mitigate them in our Conflicts of Interest Disclosure.

> *Conversation Starters: Ask your financial professional=>How might your conflicts of interest affect me, and how will you address them?*

How Do Your Financial Professionals Make Money?

Description of Compensation of Registered Representatives: NCPS has both salaried personnel and independent contractors. Salaried personnel receive a salary and discretionary bonus based upon their individual performance and firm performance. No salaried personnel receive commissions from the sale of securities. Independent contractors are paid salaries and may receive bonuses from their principal employer, which is not an affiliate of NCPS. Some contract registered representatives also receive commissions for sales of securities issued, sponsored, or posted on a funding platform operated by the principal employer. Contract registered representatives, like employees of NCPS, are prohibited from giving advice or making recommendations with respect to specific securities, investment strategies, or accounts. All contract registered representatives of NCPS are agency brokers, not advisors. Compensation is tied directly or derives from sales by NCPS, which exacerbates the conflict of interest previously described. Refer also to our Conflicts of Interest Disclosure.

Do You or Your Financial Professionals Have Legal or Disciplinary History?

Yes. You can visit https://www.investor.gov/CRS for a free and simple search tool to research NCPS and our financial professionals.

> *Conversation Starters: Ask your financial professional=>As a financial professional, do you have any disciplinary history? For what type of conduct?*

Additional Information About North Capital Private Securities Corporation

Additional information about NCPS and the brokerage services we offer can be found on our website: https://www.northcapital.com. If you have any questions or would like to receive an up-to-date copy of this relationship summary, email info@northcapital.com or call (888) 625 7768.

> *Conversation Starters: Ask your financial professional=>Who is my primary contact person? Is he or she a representative of an investment adviser or a broker-dealer? Who can I talk to if I have concerns about how this person is treating me?*